

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2023

Gregory Bennett
Chief Executive Officer
Smith Douglas Homes Corp.
110 Village Trail, Suite 215
Woodstock, GA 30188

      Re: Smith Douglas Homes Corp.
           Registration Statement on Form S-1
           Filed September 6, 2023
           File No. 333-274379

Dear Gregory Bennett:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed September 6, 2023

Unaudited pro forma condensed consolidated financial information, page 74

1.   We refer you to your note (bb) on page 83. Please clarify for us why you intend to record a pro forma adjustment for the reversal of non-recurring transaction costs directly related to the Devon Street Homes Acquisition incurred by Devon Street Homes and Smith Douglas Holdings LLC and included in their historical statements of income for the six months ended June 30, 2023. Within your response, please reference Article 11 of Regulation S-X.

2.   We note your adjustment (dd) on page 83. Please clarify for us how you determined it is appropriate to reflect a pro forma adjustment for an increase in other expense associated with accreting the fair value of contingent consideration to the projected cash outflow as if the acquisition of Devon Street Homes occurred on January 1, 2022. Within your

response, please reference the authoritative accounting literature management relied upon with respect to its determination that it should accrete the fair value of contingent consideration. In addition, please tell us how this accounting is consistent with ASC 805-30-35-1.

Management's discussion and analysis of financial condition and results of operations
Non-GAAP financial measures
Adjusted net income, page 91

3. We note your statement that you believe adjusted net income is useful, in part, because it allows management to compare your results of operations from period to period without regard to certain expenses that will be pushed down by Smith Douglas Holdings LLC, or other items that impact comparability of financial results from period to period. Given that you currently only adjust for tax expense, we are unclear how this description is an accurate representation of the usefulness of the measure. Please advise or revise. Reference is made to Item 10(e) of Regulation S-K.

4. Please clarify for us and in your filing why you have assumed 100% public ownership for your calculation of the tax expense adjustment within your reconciliation from net income to adjusted net income.

Exhibits

5. We note your auditor's consent at exhibit 23.1. Please have your auditor revise its consent to clearly reference the specific entity's report to which it is providing consent.

6. We note you have included an independent accountant's review report at page F-53 of your filing. Please revise to include a letter from your independent accountant that acknowledges awareness of the use of this report in this registration statement. Reference is made to Item 601 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Benjamin J. Cohen, Esq.